FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q2 and YTD RESULTS

Q2 Net Income $592,000 or $0.19 per share ($0.17 fully diluted)
YTD Net Income $1,004,000 or $0.32 per share ($0.30 fully diluted)

Q2 EBITDAS $1,031,000 or $0.34 Per Share ($0.30 fully diluted)
YTD EBITDAS $1,828,000 or $0.59 per share ($0.54 fully diluted)

Vancouver, Canada, September 28, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its second quarter and first half of fiscal 2012, which ended August 31, 2012. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q2 2012 net income was $592,000 or $0.19 per share ($0.17 fully diluted) versus net income of $646,000 or ($0.19) per share in the same quarter of fiscal 2011. YTD net income was 1,004,000 or $0.32 per share ($0.30 fully diluted), versus net income of 1,094,000 or $0.31 in the first half of last year.

Q2 2012 net income before stock based compensation (SBC) was $636,000 or $0.21 per share ($0.19 fully diluted) versus $710,000 or $0.21 per share in the same quarter last year. YTD net income before SBC was $1,094,000 or $0.35 per share ($0.33 fully diluted) down from $1,327,000 or $0.38 ($0.36 fully diluted) a year ago.

Q2 2012 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,031,000 or $0.34 per share ($0.30 fully diluted), versus $1,202,000 or $0.0.35 per share during the same period last year. YTD EBITDAS decreased to $1,828,000 or $0.59 per share ($0.54 fully diluted) from $2,233,000 or $0.64 per share ($0.61 fully diluted) in the first half of fiscal 2011.

The reductions in net income, net income before SBC and EBITDAS were due to increased product development costs, both in Q2 and YTD, and costs incurred test marketing a new brand.

Non-GAAP Net Income before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2012	2011	2012	2011
Net Income	$592,000	$646,000	$1,004,000	$1,094,000
Add back SBC	44,000	64,000	90,000	233,000
Net income before SBC	$636,000	$710,000	$1,094,000	$1,327,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2012	2011	2012	2011
Net Income per share	$0.19	$0.19	$0.32	$0.31
Add back SBC per share	0.02	0.02	0.03	0.07
Net Income per share before SBC	$0.21	$0.21	$0.35	$0.38

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2	Q2	YTD	YTD
	2012	2011	2012	2011

Net Income	$592,000	$646,000	$1,004,000	$1,094,000

Add back:
Interest	5,000	24,000	7,000	50,000
Depreciation and Amortization	163,000	169,000	322,000	335,000
Non-cash stock based compensation	44,000	64,000	90,000	233,000
Non-cash income tax expense	227,000	299,000	405,000	521,000

Total Add Backs	439,000	556,000	824,000	1,139,000

EBITDAS	$1,031,000	$1,202,000	$1,828,000	$2,233,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2	Q2	YTD	YTD
	2012	2011	2012	2011

Net Income per share	$0.19	$0.19	$0.32	$0.31

Add back:
Interest	0.00	0.01	0.01	0.01
Depreciation and Amortization	0.06	0.04	0.10	0.10
Non-cash stock based compensation	0.01	0.02	0.03	0.07
Non-cash income tax expense	0.08	0.09	0.13	0.15

EBITDAS per share	$0.34	$0.35	$0.59	$0.64

Gross profit margin for the quarter was 41.9%, down slightly from 42.4% in the same quarter last year.

Gross revenue for Q2 2012 was $5,695,000, versus $5,729,000 in the comparative period of last year. The decline in revenues was principally due to the transition of certain brands into new package sizes and configurations that took time to implement.

Discounts, rebates and slotting fees were $277,000 in Q2 2012, roughly equal to $258,000 in Q2 of the prior year. SG&A expenses increased by $186,000 to $1,267,000 in Q2 of fiscal 2012 due to certain brand development costs and test marketing of a new brand.

As at August 31, 2012 the Company had free cash of $853,000.

During Q2 2012 the Company repurchased an additional 283,420 shares of its common stock at an average price, before offering costs, of $4.11 US per share, pursuant to both its Dutch Auction share buyback and its share repurchase program. As at August 31, 2012 the Company had outstanding 2,962,348 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately $488,000 US remaining authorized under it.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2012 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF
INCOME
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011

Gross revenue	$5,695,178	$5,729,388	$10,635,116	$11,074,857
Less: Discounts, rebates and slotting fees	(277,090)	(258,653)	(552,917)	(598,195)
Net revenue	5,418,088	5,470,735	10,082,199	10,476,662

Expenses (Income)
Cost of sales	3,148,264	3,152,457	5,935,303	6,139,306
Selling, general and administration expenses	1,267,114	1,081,338	2,348,595	2,288,902
Depreciation of property, plant and equipment	163,243	168,463	321,741	335,643
Change in fair value of derivative liability	23,310	98,685	41,312	43,865
Interest expense	4,909	27,145	10,152	56,295
Interest income	(271)	(2,863)	(2,907)	(6,726)
Loss on disposal of assets	0	903	18,140	9,622
Foreign exchange loss (gain)	(7,926)	(728)	551	(5,172)
	4,598,643	4,525,400	8,672,887	8,861,735

Income before income taxes	819,445	945,335	1,409,312	1,614,927

Income tax expense	226,966	299,346	405,356	520,877

Net income	$592,479	$645,989	$1,003,956	$1,094,050

Basic income per share	$0.19	$0.19	$0.32	$0.31

Weighted average number of shares outstanding – basic	3,051,827	3,397,058	3,108,936	3,505,549

Diluted income per share	$0.17	$0.18	$0.30	$0.30

Weighted average number of shares outstanding – diluted	3,412,097	3,582,737	3,357,197	3,691,229